Exhibit 12.1

CONCENTRA OPERATING CORPORATION

COMPUTATION OF RATIOS

Ratio of Earnings to Fixed Charges

(Unaudited)

	Years Ended December 31,										Six Months Ended June 30,
	1998		1999		2000		2001		2002		2002		2003
	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$41,794		$(17,512)		$(2,360)		$(14,650)		$1,026		$8,620		$25,629
Less: Equity in earnings of unconsolidated subsidiaries net of related distributions	(218)		(474)		(1,210)		(3,015)		(850)		(1,055)		1,412
Fixed charges	25,282		44,126		77,438		77,042		75,560		39,111		35,003

Total earnings(1)	$66,858		$26,140		$73,868		$59,377		$75,736		$46,676		$62,044

Fixed Charges:
Interest expense	$18,021		$35,779		$68,932		$67,250		$63,981		$33,256		$29,284
Interest portion of rent expense	7,261		8,347		8,506		9,792		11,579		5,855		5,719

Total fixed charges	$25,282		$44,126		$77,438		$77,042		$75,560		$39,111		$35,003

Ratio of earnings to fixed charges	2.6	x	0.6	x	1.0	x	0.8	x	1.0	x	1.2	x	1.8	x

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings include income from continuing operations before income taxes adjusted for fixed charges and equity in earnings of unconsolidated subsidiaries and related distributions. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and one-fourth of rent expenses, which we estimate as the interest component of such rentals.